Exhibit 99.1

SUPPLEMENTAL INDENTURE
THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY THEREOF OR ANY DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION THEREOF INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES (THE “STAMP DUTY SENSITIVE DOCUMENTS”) INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE SAME, INTER ALIA, APPLIES TO (I) THE SENDING OF STAMP DUTY SENSITIVE DOCUMENTS TO AN AUSTRIAN ADDRESSEE BY FAX, (II) THE SENDING OF ANY E-MAIL COMMUNICATION TO WHICH AN ELECTRONIC SCAN COPY (E.G., PDF OR TIF) OF A STAMP DUTY SENSITIVE DOCUMENT IS ATTACHED TO AN AUSTRIAN ADDRESSEE AND (III) THE SENDING OF ANY E-MAIL COMMUNICATION CARRYING AN ELECTRONIC OR DIGITAL SIGNATURE WHICH REFERS TO A STAMP DUTY SENSITIVE DOCUMENT TO AN AUSTRIAN ADDRESSEE. ACCORDINGLY, IN PARTICULAR, KEEP ANY STAMP DUTY SENSITIVE DOCUMENTS OUTSIDE OF AUSTRIA AND AVOID (A) SENDING STAMP DUTY SENSITIVE DOCUMENTS BY FAX TO AN AUSTRIAN ADDRESSEE, (B) SENDING ANY E-MAIL COMMUNICATION TO WHICH AN ELECTRONIC SCAN COPY OF A STAMP DUTY SENSITIVE DOCUMENT IS ATTACHED TO AN AUSTRIAN ADDRESSEE AND (C) SENDING ANY E-MAIL COMMUNICATION CARRYING AN ELECTRONIC OR DIGITAL SIGNATURE WHICH REFERS TO A STAMP DUTY SENSITIVE DOCUMENT TO AN AUSTRIAN ADDRESSEE.
SUPPLEMENTAL INDENTURE No. 1 (this “Supplemental Indenture”), dated as of July 9, 2021, between Nomad Foods BondCo Plc, a public limited company incorporated under the laws of the England and Wales, with its registered office at 5 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, United Kingdom, as the issuer (the “Issuer”), Nomad Foods Limited (the “Parent Guarantor”), Iglo Austria Holding GmbH, Iglo Austria GmbH, Iglo Belgium SA/NV, Nomad Foods Europe Holdings Limited, Nomad Foods Europe Holdco Limited, Nomad Foods Europe Finco Limited, Nomad Foods Europe Midco Limited, Nomad Foods Europe Limited, Birds Eye Ireland Limited, Birds Eye Limited, Nomad Foods Europe IPco Limited, Nomad Foods Europe Finance Limited, Findus Finland Oy, iglo Holding GmbH, iglo GmbH, Frozen Fish International GmbH, Liberator German Newco GmbH, Nomad Foods Lux S.à r.l., Iglo Nederland B.V., Lion/Gem Norway 1 AS, Findus Norge Holding AS, Findus Norge AS, Findus España S.L.U., Findus Sverige Holdings AB, Findus Sverige AB, Frionor Sverige AB, Foodvest International AB, and Nomad Foods US LLC (together, the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “Guarantors”), Deutsche Trustee Company Limited, as trustee (the “Trustee”), Deutsche Bank AG, London Branch, as paying agent, Deutsche Bank Luxembourg S.A., as Luxembourg registrar and Transfer Agent, and Credit Suisse AG, London Branch, as security agent (the “Security Agent”).
W I T N E S S E T H
WHEREAS, the Issuer and the Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of June 24, 2021 providing for the issuance of the Issuer’s euro denominated 2.50% senior secured notes due 2028 (the “Original Notes”) and the Note Guarantees included therein;
WHEREAS, the Indenture provides that the Issuer may, subject to applicable law and the Indenture, issue Additional Notes (as defined in the Indenture);
WHEREAS, pursuant to Section 2.01 and Section 9.01 of the Indenture, the Issuer, the Guarantors, the Trustee and the Security Agent are authorized to execute and deliver this Supplemental Indenture; and
WHEREAS, pursuant to Section 9.01(a) of the Indenture, the parties hereto wish to amend the Indenture and the Global Notes representing the Original Notes to cure an error in the record date stated therein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Guarantors, the Trustee and the Security Agent mutually covenant and agree for the equal and ratable benefit of the Holders as follows:
1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2. ADDITIONAL NOTES. The Issuer hereby issues on the date hereof €50.0 million in aggregate principal amount of additional notes (the “Additional Notes”) at an issue price of 100.750%, plus an amount equivalent to the interest that would have accrued on the Additional Notes if they had been issued on June 24, 2021 to (but excluding) the date hereof. Interest on the Additional Notes will accrue from

June 24, 2021. The Additional Notes shall be issuable in whole in the form of one or more permanent Global Notes, in the form and with such legends as provided in the Indenture, and shall be deposited with or on behalf of the Common Depositary.
3. CONFIRMATION OF NOTE GUARANTEE. Each of the Guarantors party hereto hereby confirms that its Note Guarantee provided in connection with the Original Notes is also given for the benefit of the Additional Notes, in conformity with the Indenture. The guarantee limitations set out in Section 10.7 (Limitations on Obligations of Guarantors) of the Indenture shall apply mutatis mutandis to this Supplemental Indenture.
4. CORRECTION OF ERROR IN FORM OF GLOBAL NOTES. The parties hereto confirm that a correction is made to the forms of Global Notes set forth in Exhibit A-2 (page A-2-4) of the Indenture, to provide that the Record Dates for the Original Notes shall be January 1 and July 1 of each year (instead of January 1 and January 15), as provided in the “Description of the Notes” section of the Offering Memorandum.
5. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE, THE ADDITIONAL NOTES AND THE NOTE GUARANTEES.
6. Each of the parties hereto irrevocably agrees that any suit, action or proceeding arising out of, related to, or in connection with the Indenture, this Supplemental Indenture, the Notes, the Additional Notes and the Note Guarantees or the transactions contemplated hereby, and any action arising under U.S. federal or state securities laws, may be instituted in any U.S. federal or state court located in the State and City of New York, Borough of Manhattan; irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding; and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. The Issuer and each of the Guarantors has appointed TOMS Capital LLC, located at 450 W. 14th Street, New York, NY 10014, United States of America, as its authorized agent upon whom process may be served in any such suit, action or proceeding which may be instituted in any federal or state court located in the State of New York, Borough of Manhattan arising out of or based upon the Indenture, this Supplemental Indenture, the Notes, the Additional Notes or the transactions contemplated hereby or thereby, and any action brought under U.S. federal or state securities laws (the “Authorized Agent”). The Issuer and each of the Guarantors expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto and waives any right to trial by jury. Such appointment shall be irrevocable unless and until replaced by an agent reasonably acceptable to the Trustee. The Issuer and each of the Guarantors represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Issuer agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Issuer shall be deemed, in every respect, effective service of process upon the Issuer and any Guarantor.
7. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
8. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
9. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer.
10. Electronic Signatures. Each party understands and agrees that its electronic signature manifests its consent to be bound by all terms and conditions set forth in this Supplemental Indenture.

(Signature pages follow)

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.
Dated: July 9, 2021

NOMAD FOODS LIMITED

By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

NOMAD FOODS BONDCO PLC

By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

NOMAD FOODS EUROPE HOLDINGS
LIMITED

By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

NOMAD FOODS EUROPE HOLDCO
LIMITED

By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

NOMAD FOODS EUROPE FINCO LIMITED
By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

NOMAD FOODS EUROPE MIDCO LIMITED
By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

NOMAD FOODS EUROPE LIMITED
By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

NOMAD FOODS LUX S.À R.L. Société à
responsabilité limitée 9, rue de Bitbourg, L-1273
Luxembourg RCS Luxembourg B214174

By /s/ Yuliya Bay
Name: Yuliya Bay Title: Class B Manager and
Authorized Signatory

NOMAD FOODS US LLC

By /s/ Alejandro San Miguel
Name: Alejandro San Miguel
Title: Manager

BIRDS EYE LIMITED

By /s/ W. Hudson
Name: W. Hudson
Title: Director

NOMAD FOODS EUROPE IPCO LIMITED

By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

NOMAD FOODS EUROPE FINANCE
LIMITED

By /s/ Samy Zekhout
Name: Samy Zekhout
Title: Director

BIRDS EYE IRELAND LIMITED

By /s/ Edward Marriott
Name: Edward Marriot
Title: Duly Authorized Attorney

IGLO HOLDING GMBH

By /s/ Antje Schubert
Name: Antje Schubert
Title: Managing Director

By /s/ Markus Mischko
Name: Markus Mischko
Title: Managing Director

LIBERATOR GERMAN NEWCO GMBH

By /s/ Antje Schubert
Name: Antje Schubert
Title: Managing Director

By /s/ Markus Mischko
Name: Markus Mischko
Title: Managing Director

FROZEN FISH INTERNATIONAL GMBH

By /s/ Antje Schubert
Name: Antje Schubert
Title: Managing Director

By /s/ Markus Mischko
Name: Markus Mischko
Title: Managing Director

IGLO GMBH

By /s/ Antje Schubert
Name: Antje Schubert
Title: Managing Director

By /s/ Markus Mischko
Name: Markus Mischko
Title: Managing Director

IGLO NEDERLAND B.V.

By /s/ Michael Acda
Name: Michael Acda
Title: General Manager

IGLO BELGIUM SA/NV

By /s/ Phillip Kluck
Name: Phillip Kluck
Title: Authorized Signatory

IGLO AUSTRIA HOLDING GMBH

By /s/ Markus Fahrnberger-Schweizer
Name: Markus Fahrnberger-Schweizer
Title: General Manager

By /s/ Angelika Backhausen
Name: Angelika Backhausen
Title: Finance and HR Director

IGLO AUSTRIA GMBH

By /s/ Markus Fahrnberger-Schweizer
Name: Markus Fahrnberger-Schweizer
Title: General Manager

By /s/ Angelika Backhausen
Name: Angelika Backhausen
Title: Finance and HR Director

FINDUS SVERIGE HOLDINGS AB

By /s/ Suzanne Lindstrom
Name: Suzanne Lindstrom
Title: Member of the Board

FINDUS SVERIGE AB

By /s/ Suzanne Lindstrom
Name: Suzanne Lindstrom
Title: Member of the Board

FINDUS ESPAÑA S.L.U.

By /s/ Mauro Gonazalez-Regueral Corredoira
Name: Mauro Gonazalez-Regueral Corredoira
Title: Directror

By /s/ Carlos Bruna Becerro
Name: Carlos Bruna Becerro
Title: Directror

FINDUS FINLAND OY

By /s/ W. Hudson
Name: W. Hudson
Title: Director

FRIONOR SVERIGE AB

By /s/ Suzanne Lindstrom
Name: Suzanne Lindstrom
Title: Member of the Board

FOODVEST INTERNATIONAL AB

By /s/ Suzanne Lindstrom
Name: Suzanne Lindstrom
Title: Member of the Board

LION/GEM NORWAY 1 AS

By /s/ W. Hudson
Name: W. Hudson
Title: Director

FINDUS NORGE HOLDING AS

By /s/ W. Hudson
Name: W. Hudson
Title: Director

FINDUS NORGE AS

By /s/ W. Hudson
Name: W. Hudson
Title: Director

DEUTSCHE TRUSTEE COMPANY LIMITED as
Trustee

by /s/ Paul Yetton
Name: Paul Yetton
Title: Associate Director

by /s/ David Contino
Name: David Contino
Title: Associate Director

DEUTSCHE BANK LUXEMBOURG S.A., as
Registrar and Transfer Agent

by /s/ Paul Yetton
Name: Paul Yetton
Title: Associate Director

by /s/ David Contino
Name: David Contino
Title: Associate Director

DEUTSCHE BANK AG, LONDON BRANCH, as
Paying Agent

by /s/ Paul Yetton
Name: Paul Yetton
Title: Associate Director

by /s/ David Contino
Name: David Contino
Title: Associate Director

Credit Suisse AG, London Branch, as Security Agent

by /s/ Melanie Harries
Name: Melanie Harries
Title: Assistant Vice President

by /s/ Ian Croft
Name: Ian Croft
Title: Vice President